Exhibit 12

BERKSHIRE HATHAWAY INC.

Calculation of Ratio of Consolidated Earnings to Consolidated Fixed Charges

(Dollars in millions)

	Six Months Ended	Year Ended December 31,
	June 30, 2013	2012	2011	2010	2009	2008
Net earnings attributable to Berkshire Hathaway shareholders	$9,433	$14,824	$10,254	$12,967	$8,055	$4,994
Income tax expense	4,557	6,924	4,568	5,607	3,538	1,978
Earnings attributable to noncontrolling interests	196	488	492	527	386	602
Earnings from equity method investments	—	—	—	(50)	(427)	—
Dividends from equity method investees	—	—	—	20	132	—
Fixed charges	1,674	3,304	3,219	3,084	2,279	2,276

Earnings available for fixed charges	$15,860	$25,540	$18,533	$22,155	$13,963	$9,850

Fixed charges
Interest on indebtedness (including amortization of debt discount and expense)	$1,377	$2,744	$2,664	$2,558	$1,992	$1,963
Rentals representing interest and other	297	560	555	526	287	313

	$1,674	$3,304	$3,219	$3,084	$2,279	$2,276

Ratio of earnings to fixed charges	9.47x	7.73x	5.76x	7.18x	6.13x	4.33x